UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2013

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of the Plan)

FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS
December 31, 2013 and 2012

Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2013 and 2012

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11

Report of Independent Registered Public Accounting Firm

Retirement Plans Administrative Committee                                                                                 Fulton Financial Corporation 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 25, 2014

  1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Columbus, Ohio
July 1, 2013

2.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS
Cash	$ 6,579	$ 212,911
Investments at fair value (Note 4)	294,481,332	242,985,281
Receivables
Notes receivable from participants	11,271	19,886
Accrued income	404,514	112,610
Employer contribution	4,681,572	4,898,412

Total receivables	5,097,357	5,030,908

Total assets	299,585,268	248,229,100

LIABILITIES

Security transaction payable	8,728	87,174

Net assets available for benefits	$ 299,576,540	$248,141,926

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2013 and 2012

2013	2012

Additions to net assets attributed to: Investment income Net appreciation in fair

value of investments (Note 4)	$ 47,296,106	$ 20,405,495
Interest and dividends	10,395,821	5,511,405
Mutual Fund Fee Rebates	135,454	0
	57,827,381	25,916,900
Contributions
Employer contributions	11,406,929	11,549,396
Participant contributions	10,559,747	10,197,008
Participant rollovers	668,523	459,671
	22,635,199	22,206,075
Total additions	80,462,580	48,122,975

Deductions from net assets attributed to:
Benefits paid to participants	28,924,736	24,801,818
Deemed Distributions – Participant Loans	2,144	0
Administrative expenses	101,086	105,843
	29,027,966	24,907,661

Net increase	51,434,614	23,215,314

Net assets available for benefits
Beginning of year	248,141,926	224,926,612

End of year	$ 299,576,540	$ 248,141,926

See accompanying notes to financial statements.

4.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service and attain age 21. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation. To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2013 and 2012, an employer contribution of 5% of eligible compensation was made to eligible participants.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contributions and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

(Continued)

5.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the employer contributions to the Plan. Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2013 and 2012 were $28,416 and $16,846, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by the trustee on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

6.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:
	Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments
Mutual Funds
Equity Mutual Funds	$ 174,938,256	$ -
Fixed Income Mutual Funds	54,363,591	-
Blended Mutual Funds	39,346,882	-
Common Stock
Fulton Financial Corporation common stock	25,832,603	-

There are no Level 2 investments as of December 31, 2013.

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments
Mutual Funds
Equity Mutual Funds	$ 130,847,366	$ -
Fixed Income Mutual Funds	60,449,041	-
Blended Mutual Funds	29,851,302	-
Common Stock
Fulton Financial Corporation common stock	21,837,572	-

There are no Level 2 investments as of December 31, 2012.

(Continued)

7.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At both December 31, 2013 and 2012, approximately 9% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits (at fair value).
	December 31, 2013
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	1,974,215	$ 25,832,603
American Century Heritage Fund	854,415	22,479,666
Loomis Sayles Small Cap Value Fund	510,635	19,123,283
Vanguard 500 Index Fund	176,672	29,906,985
Goldman Sachs Financial Square Government Fund	22,776,922	22,776,923
MFS Value Fund	720,166	24,024,737
MFS Research International Fund	927,837	17,118,588
Federated Total Return Bond Fund	2,209,123	24,057,352
T Rowe Price Growth Stock Fund	643,185	33,812,251

	December 31, 2012
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	2,272,380	$ 21,837,572
American Century Heritage Fund	775,026	17,732,591
Loomis Sayles Small Cap Value Fund	462,497	13,907,280
Vanguard 500 Index Fund	216,782	23,525,228
Goldman Sachs Financial Square Government Fund	22,556,485	22,556,485
MFS Value Fund	691,759	17,612,179
MFS Research International Fund	910,680	14,343,211
Federated Total Return Bond Fund	2,714,668	31,028,659
T Rowe Price Growth Stock Fund	676,113	25,543,542

                                              (Continued)

                                            8.

NOTE 4 - INVESTMENTS (Continued)

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $47,296,106 and $20,405,495 respectively, as follows:

	2013	2012

Mutual Funds	$ 39,856,089	$ 20,797,803
Fulton Financial Corporation Common Stock	7,440,017	(392,308)

	$ 47,296,106	$ 20,405,495

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $8,450 at December 31, 2013 and $23,320 at December 31, 2012.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel for recordkeeping services totaled $0 and $440 for 2013 and 2012, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and recordkeeping services totaled $61,686 and $75,165 for 2013 and 2012 respectively.

At December 31, 2013 and 2012, the Plan had investments of $25,832,603 and $21,837,572 respectively, in Fulton Financial Corporation common stock.  Approximately $503,689 and $692,089 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2013 and 2012, respectively. Notes receivable from participants also reflect party-in-interest transactions.

(Continued)

9.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 8 – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 12, 2014, the date the financial statements were available to be issued.

10.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of Plan Sponsor:  Fulton Financial Corporation

EIN: 23-2195389

Plan number:  001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds
	Vanguard	Vanguard 500 Index Fund	✓	$ 29,906,985
	Vanguard	Vanguard Small Cap Value Index Fund	✓	6,243,824
	Vanguard	Vanguard Mid Cap Index Fund	✓	5,827,259
	Vanguard	Vanguard Star Fund	✓	4,193,197
	Goldman Sachs & Co.	Goldman Sachs Financial Square
		Government Fund	✓	22,776,923
	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	✓	6,993,176
	Fidelity Investments	Vanguard Short Term Bond Index Fund	✓	2,142,221
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	✓	19,123,283
	MFS Investment
	Management	MFS Research International Fund	✓	17,118,588
	MFS Investment
	Management	MFS Value Fund	✓	24,024,737
	Goldman Sachs & Co.	Goldman Sachs Financial Square		31,550
		Prime Institutional Fund	✓
	Federated
	Investors, Inc.	Federated Total Return Bond Fund	✓	24,057,352
	T Rowe Price	T Rowe Price New Income Fund	✓	5,355,546
	T Rowe Price	T Rowe Price Growth Stock Fund	✓	33,812,251
	T Rowe Price	T Rowe Price Retirement 2010 Fund	✓	3,774,350
	T Rowe Price	T Rowe Price Retirement 2020 Fund	✓	13,942,902
	T Rowe Price	T Rowe Price Retirement 2030 Fund	✓	12,615,705
	T Rowe Price	T Rowe Price Retirement 2040 Fund	✓	7,327,386
	T Rowe Price	T Rowe Price Retirement 2050 Fund	✓	1,686,539
	American Century	American Century Heritage Fund	✓	22,479,666
	Vanguard	Vanguard Small Cap Growth Index	✓	5,215,289

		Common Stock

*	Fulton Financial
	Corporation	Common Stock	✓	25,832,603

		Participant Loans

*	Plan Participant	Participant Loans interest rates
		ranging from 4.25% - 9.25%	✓	11,271

		Total		$294,492,603

* Party-in-interest
✓ All investments are participant directed, therefore, historical cost information is not required.

  11.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date: June 25, 2014	By: /s/ Jeffrey R. Hooton Jeffrey R. Hooton Senior Vice President/ Compensation/ Benefits & HR Systems Manager

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors
23.2  Consent of Independent Auditors